December 19, 2007

VIA EDGAR

Securities and Exchange Commission

100 F. Street

Washington, D.C. 20549

Re: John Hancock Trust

File Nos. 2-94157; 811-04146

Dear Sir/Madam:

This letter is submitted in connection with the filing via Edgar on December 17, 2007 of the Schedule 14C Preliminary Information Statement of John Hancock Trust (“JHT”) regarding a new Subadvisory Agreement with Marsico Capital Management, LLC for the International Opportunities Trust of JHT (the “Information Statement”).

Pursuant to the SEC staff’s request, JHT acknowledges the following:

-	JHT is responsible for the adequacy and accuracy of the disclosure in the Information Statement;
-	Staff comments or changes to disclosure in response to staff comments on the Information Statement do not foreclose the Commission from taking any action with respect to the Information Statement; and
-	JHT may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

If you have any questions or comments regarding this letter please contact the undersigned at 1-617-663-4204.

Sincerely,

/s/ George M. Boyd

George M. Boyd

Assistant Secretary

cc: Alison White, SEC examiner